[Letterhead of Registrant]







                                November 29, 2005

VIA EDGAR
---------

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

                  Re:    Imaging Diagnostic Systems, Inc.
                         Form 10-K for the Fiscal Year Ended June 30, 2005
                         Form 10-Q/A for the Fiscal Quarter Ended March 31, 2005 File No.: 000-26028


Dear Ms. Blye:

     In connection with the review of the above-captioned Form 10-K and 10-Q/A for Imaging Diagnostic Systems, Inc. (the "Company") regarding our disclosures relating to our possible contacts with countries that have been identified as state sponsors of terrorism, we are responding to your request to provide supplemental information as set forth in your letter dated November 23, 2005.

Imaging Diagnostic Systems, Inc. (the "Company") was founded in 1993 and has been publicly traded since September of 1994. Our primary expertise is the development, manufacture, and sale of a medical device known as Computed Tomography Laser Mammography (CTLM(R)). The CTLM(R) is a breast-imaging device, to be utilized as an adjunct to mammography. It utilizes state of the art laser technology; patented proprietary computed algorithms to create contiguous cross sectional slice images of the breast. The images are of uniformly high quality, regardless of the size or density of the breast. The examination requires approximately 15-20 minutes to perform and is conducted without the potentially harmful ionizing radiation of x-rays or the discomfort of breast compression.

Ms. Cecilia D. Blye, Chief
Securities and Exchange Commission
November 29, 2005
Page 2


At the present time, we have a single Distribution Agreement which grants the Distributor the right to sell the CTLM system in Iran. All other Agreements which related to the sale of our products in Iran have been terminated. We do not believe that this current Distribution Agreement poses a material investment risk for our security holders. Further, we do not believe that that this Distribution Agreement could potentially damage our reputation and share value utilizing either a qualitative or quantitative analysis.

In our analysis of qualitative factors, the CT Laser Mammography System is designed to aid physicians in detecting breast cancer in its early stages, and to reduce unnecessary trauma and emotional difficulty among women. We view our product as humanitarian in nature and not in contravention of any governmental directive which prevents United States' manufacturers from sponsoring international terrorism and pursuing weapons of mass destruction.

Whether a woman is American, European, Chinese or Iranian, these women should not be prevented from being able to obtain proper medical diagnosis and if necessary, subsequent medical treatment. The United States' regulations prohibit the exportation of certain items to Iran which support international terrorism. The government however, carved out an exception to this law, whereby certain items are permitted to be sold to Iran. Since, medical equipment is an example of such an exception, we believe than that the sale of the CTLM would not result in a negative impact on share value or damage our reputation.

In our analysis of quantitative factors, we do not believe that the potential business in Iran is financially material. At the current time we have made thirteen sales. Therefore, if the Company was to sell a CTLM(R)
System to Iran the percentage based on current sales would be low. Further, before we recognize any revenue our policy is to determine on an individual basis whether there would be a risk of non-payment. The Company's management exercises this revenue recognition policy on every sale. Furthermore, there are many other countries, which are not subject to trade restrictions, where we could encounter similar levels of financial risk for no-payment or return of goods.

Regarding a possible risk to our Company's reputation, we continue to endeavor to satisfy the needs of our more than 46,000 shareholders. We therefore, abide by the laws, regulations, and policies of the United States' government and more specifically the US Department of Treasury in this regard. Should the U.S. impose an embargo of all goods, including medical devices, we will take appropriate action to immediately comply with such sanctions.

Ms. Cecilia D. Blye, Chief
Securities and Exchange Commission
November 29, 2005
Page 3


     Imaging Diagnostic Systems, Inc. (the "Company"), acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filings. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

IMAGING DIAGNOSTIC SYSTEMS, INC.

/s/ Timothy B. Hansen

Timothy B. Hansen
Chief Executive Officer